SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Cano Health, Inc.

(Name of Issuer)

Class A common stock, $0.01 par value per share

(Title of Class of Securities)

13781Y202

(CUSIP Number)

November 10, 2023

(Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which the Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 13781Y202
1.	Names of Reporting Persons D. E. Shaw Galvanic Portfolios, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power -0-
		6.	Shared Voting Power 149,579[1]
		7.	Sole Dispositive Power -0-
		8.	Shared Dispositive Power 149,579[1]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 149,579[1]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.2%[2]
12.	Type of Reporting Person (See Instructions) OO

1 Includes warrants exercisable into 1,586 shares of Class A common stock.

2 This percentage figure is based upon 2,889,194 shares of Class A common stock outstanding, consisting of: (i) 2,887,608 shares of Class A common stock outstanding as of November 9, 2023, as reported in the Issuer’s Form 10-Q filed with the SEC on November 13, 2023, and (ii) 1,586 shares of Class A common stock issuable upon exercise of warrants.

CUSIP No. 13781Y202
1.	Names of Reporting Persons D. E. Shaw Manager II, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power -0-
		6.	Shared Voting Power 149,579[1]
		7.	Sole Dispositive Power -0-
		8.	Shared Dispositive Power 149,579[1]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 149,579[1]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.2%[2]
12.	Type of Reporting Person (See Instructions) OO

1 Includes warrants exercisable into 1,586 shares of Class A common stock.

2 This percentage figure is based upon 2,889,194 shares of Class A common stock outstanding, consisting of: (i) 2,887,608 shares of Class A common stock outstanding as of November 9, 2023, as reported in the Issuer’s Form 10-Q filed with the SEC on November 13, 2023, and (ii) 1,586 shares of Class A common stock issuable upon exercise of warrants.

CUSIP No. 13781Y202
1.	Names of Reporting Persons D. E. Shaw Adviser II, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power -0-
		6.	Shared Voting Power 149,579[1]
		7.	Sole Dispositive Power -0-
		8.	Shared Dispositive Power 149,579[1]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 149,579[1]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.2%[2]
12.	Type of Reporting Person (See Instructions) IA

1 Includes warrants exercisable into 1,586 shares of Class A common stock.

2 This percentage figure is based upon 2,889,194 shares of Class A common stock outstanding, consisting of: (i) 2,887,608 shares of Class A common stock outstanding as of November 9, 2023, as reported in the Issuer’s Form 10-Q filed with the SEC on November 13, 2023, and (ii) 1,586 shares of Class A common stock issuable upon exercise of warrants.

CUSIP No. 13781Y202
1.	Names of Reporting Persons D. E. Shaw & Co., L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power -0-
		6.	Shared Voting Power 149,579[1]
		7.	Sole Dispositive Power -0-
		8.	Shared Dispositive Power 149,579[1]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 149,579[1]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.2%[2]
12.	Type of Reporting Person (See Instructions) OO

1 Includes warrants exercisable into 1,586 shares of Class A common stock.

2 This percentage figure is based upon 2,889,194 shares of Class A common stock outstanding, consisting of: (i) 2,887,608 shares of Class A common stock outstanding as of November 9, 2023, as reported in the Issuer’s Form 10-Q filed with the SEC on November 13, 2023, and (ii) 1,586 shares of Class A common stock issuable upon exercise of warrants.

CUSIP No. 13781Y202
1.	Names of Reporting Persons D. E. Shaw & Co., L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power -0-
		6.	Shared Voting Power 149,579[1]
		7.	Sole Dispositive Power -0-
		8.	Shared Dispositive Power 149,579[1]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 149,579[1]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.2%[2]
12.	Type of Reporting Person (See Instructions) IA, PN

1 Includes warrants exercisable into 1,586 shares of Class A common stock.

2 This percentage figure is based upon 2,889,194 shares of Class A common stock outstanding, consisting of: (i) 2,887,608 shares of Class A common stock outstanding as of November 9, 2023, as reported in the Issuer’s Form 10-Q filed with the SEC on November 13, 2023, and (ii) 1,586 shares of Class A common stock issuable upon exercise of warrants.

CUSIP No. 13781Y202
1.	Names of Reporting Persons David E. Shaw
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power -0-
		6.	Shared Voting Power 149,579[1]
		7.	Sole Dispositive Power -0-
		8.	Shared Dispositive Power 149,579[1]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 149,579[1]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.2%[2]
12.	Type of Reporting Person (See Instructions) IN

1 Includes warrants exercisable into 1,586 shares of Class A common stock.

2 This percentage figure is based upon 2,889,194 shares of Class A common stock outstanding, consisting of: (i) 2,887,608 shares of Class A common stock outstanding as of November 9, 2023, as reported in the Issuer’s Form 10-Q filed with the SEC on November 13, 2023, and (ii) 1,586 shares of Class A common stock issuable upon exercise of warrants.

Item 1.

(a)	Name of Issuer
Cano Health, Inc.

(b)	Address of Issuer's Principal Executive Offices
9725 NW 117th Avenue Miami, FL 33178

Item 2.
(a)	Name of Person Filing
D. E. Shaw Galvanic Portfolios, L.L.C. D. E. Shaw Manager II, L.L.C. D. E. Shaw Adviser II, L.L.C. D. E. Shaw & Co., L.L.C. D. E. Shaw & Co., L.P. David E. Shaw

(b)	Address of Principal Business Office or, if none, Residence
The business address for each reporting person is: 1166 Avenue of the Americas, 9th Floor New York, NY 10036

(c)	Citizenship
D. E. Shaw Galvanic Portfolios, L.L.C. is a limited liability company organized under the laws of the state of Delaware.
  D. E. Shaw Manager II, L.L.C. is a limited liability company organized under the laws of the state of Delaware.
  D. E. Shaw Adviser II, L.L.C. is a limited liability company organized under the laws of the state of Delaware.
  D. E. Shaw & Co., L.L.C. is a limited liability company organized under the laws of the state of Delaware.
  D. E. Shaw & Co., L.P. is a limited partnership organized under the laws of the state of Delaware.
David E. Shaw is a citizen of the United States of America.

(d)	Title of Class of Securities
Class A common stock, $0.01 par value per share

(e)	CUSIP Number
13781Y202

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership

As of November 10, 2023:

(a)	Amount beneficially owned:

D. E. Shaw Galvanic Portfolios, L.L.C.:

149,579 shares

This is composed of (i) 147,993 shares in the name of D. E. Shaw Galvanic Portfolios, L.L.C. and (ii) 1,586 shares that D. E. Shaw Galvanic Portfolios, L.L.C. has the right to acquire upon exercise of warrants.

D. E. Shaw Manager II, L.L.C.:

149,579 shares

This is composed of (i) 147,993 shares in the name of D. E. Shaw Galvanic Portfolios, L.L.C. and (ii) 1,586 shares that D. E. Shaw Galvanic Portfolios, L.L.C. has the right to acquire upon exercise of warrants.

D. E. Shaw Adviser II, L.L.C.:

149,579 shares

This is composed of (i) 147,993 shares in the name of D. E. Shaw Galvanic Portfolios, L.L.C. and (ii) 1,586 shares that D. E. Shaw Galvanic Portfolios, L.L.C. has the right to acquire upon exercise of warrants.

D. E. Shaw & Co., L.L.C.:

149,579 shares

This is composed of (i) 147,993 shares in the name of D. E. Shaw Galvanic Portfolios, L.L.C. and (ii) 1,586 shares that D. E. Shaw Galvanic Portfolios, L.L.C. has the right to acquire upon exercise of warrants.

D. E. Shaw & Co., L.P.:

149,579 shares

This is composed of (i) 147,993 shares in the name of D. E. Shaw Galvanic Portfolios, L.L.C. and (ii) 1,586 shares that D. E. Shaw Galvanic Portfolios, L.L.C. has the right to acquire upon exercise of warrants.

David E. Shaw:

149,579 shares

This is composed of (i) 147,993 shares in the name of D. E. Shaw Galvanic Portfolios, L.L.C. and (ii) 1,586 shares that D. E. Shaw Galvanic Portfolios, L.L.C. has the right to acquire upon exercise of warrants.

(b)	Percent of class:

D. E. Shaw Galvanic Portfolios, L.L.C.:	5.2%
D. E. Shaw Manager II, L.L.C.:	5.2%
D. E. Shaw Adviser II, L.L.C.:	5.2%
D. E. Shaw & Co., L.L.C.:	5.2%
D. E. Shaw & Co., L.P.:	5.2%
David E. Shaw:	5.2%

(c)	Number of shares to which the person has:

(i)	Sole power to vote or to direct the vote:
D. E. Shaw Galvanic Portfolios, L.L.C.:	-0- shares
D. E. Shaw Manager II, L.L.C.:	-0- shares
D. E. Shaw Adviser II, L.L.C.:	-0- shares
D. E. Shaw & Co., L.L.C.:	-0- shares
D. E. Shaw & Co., L.P.:	-0- shares
David E. Shaw:	-0- shares

(ii)	Shared power to vote or to direct the vote:
D. E. Shaw Galvanic Portfolios, L.L.C.:	149,579 shares
D. E. Shaw Manager II, L.L.C.:	149,579 shares
D. E. Shaw Adviser II, L.L.C.:	149,579 shares
D. E. Shaw & Co., L.L.C.:	149,579 shares
D. E. Shaw & Co., L.P.:	149,579 shares
David E. Shaw:	149,579 shares

(iii)	Sole power to dispose or to direct the disposition of:
D. E. Shaw Galvanic Portfolios, L.L.C.:	-0- shares
D. E. Shaw Manager II, L.L.C.:	-0- shares
D. E. Shaw Adviser II, L.L.C.:	-0- shares
D. E. Shaw & Co., L.L.C.:	-0- shares
D. E. Shaw & Co., L.P.:	-0- shares
David E. Shaw:	-0- shares

(iv)	Shared power to dispose or to direct the disposition of:
D. E. Shaw Galvanic Portfolios, L.L.C.:	149,579 shares
D. E. Shaw Manager II, L.L.C.:	149,579 shares
D. E. Shaw Adviser II, L.L.C.:	149,579 shares
D. E. Shaw & Co., L.L.C.:	149,579 shares
D. E. Shaw & Co., L.P.:	149,579 shares
David E. Shaw:	149,579 shares

David E. Shaw does not own any shares directly. By virtue of David E. Shaw’s position as President and sole shareholder of D. E. Shaw & Co., Inc., which is the general partner of D. E. Shaw & Co., L.P., which in turn is the managing member of D. E. Shaw Adviser II, L.L.C., which in turn is the investment adviser of D. E. Shaw Galvanic Portfolios, L.L.C., and by virtue of David E. Shaw’s position as President and sole shareholder of D. E. Shaw & Co. II, Inc., which is the managing member of D. E. Shaw & Co., L.L.C., which in turn is the managing member of D. E. Shaw Manager II, L.L.C., which in turn is the manager of D. E. Shaw Galvanic Portfolios, L.L.C., David E. Shaw may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the 149,579 shares as described above constituting 5.2% of the outstanding shares, and, therefore, David E. Shaw may be deemed to be the beneficial owner of such shares. David E. Shaw disclaims beneficial ownership of such 149,579 shares.

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification

By signing below, each of D. E. Shaw Galvanic Portfolios, L.L.C., D. E. Shaw Manager II, L.L.C., D. E. Shaw Adviser II, L.L.C., D. E. Shaw & Co., L.L.C., D. E. Shaw & Co., L.P., and David E. Shaw certify that, to the best of such reporting person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct. Powers of Attorney, dated March 1, 2017, granted by David E. Shaw in favor of Nathan Thomas, are attached hereto.

Dated: November 20, 2023

D. E. Shaw Galvanic Portfolios, L.L.C. By: /s/ Nathan Thomas Nathan Thomas Authorized Signatory

D. E. Shaw Manager II, L.L.C. By: /s/ Nathan Thomas Nathan Thomas Authorized Signatory

D. E. Shaw Adviser II, L.L.C. By: /s/ Nathan Thomas Nathan Thomas Chief Compliance Officer

D. E. Shaw & Co., L.L.C. By: /s/ Nathan Thomas Nathan Thomas Authorized Signatory

D. E. Shaw & Co., L.P. By: /s/ Nathan Thomas Nathan Thomas Chief Compliance Officer

David E. Shaw By: /s/ Nathan Thomas Nathan Thomas Attorney-in-Fact for David E. Shaw